NEWS RELEASE

Kelso Technologies Inc.

(The “Company” or “Kelso”)	November 13, 2013
Unites States: OTCQX: KEOSF
Canada: TSX.V: KLS

FINANCIAL RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

Vancouver, British Columbia and Lisle, Illinois, – The Company reports that it has released its financial statements covering the three and nine month periods ended September 30, 2013. These reporting periods are subsequent to the fiscal year end change to December 31. In accordance with year end transition rules the September 30, 2013 results have been compared to the three and nine month periods ended August 31, 2012 where applicable. All amounts are expressed in United States dollars unless otherwise indicated.

HIGHLIGHTS OF THE THREE MONTHS ENDED SEPTEMBER 30, 2013

  Reported net income for the three months ended September 30, 2013 was $10,646 compared to a loss of $231,919 for the three months ended August 31, 2012.

  Revenues for the three months ended September 30, 2013 reached $3,555,829 compared to the three months ended August 31, 2012 of $1,292,871.

  Positive cash flow derived from operations (EBITDA) was $772,019 for the three months ended September 30, 2013.

  EBITDA margin was 21.7% of revenues for the three months ended September 30, 2013.

  Reported net income of $10,646 included items not involving cash for amortization of $21,873 and recognition of share based payments (Black Scholes option pricing model) in the amount of $739,500 which estimates the dilutive effect of the grant of 870,000 incentive stock options during the period and vesting from the prior year.

  Business expenditures and financial results are in line with management’s expectations.

HIGHLIGHTS OF THE NINE MONTHS ENDED SEPTEMBER 30, 2013

  Reported net income for the nine months ended September 30, 2013 was $251,282 compared to a loss of $842,563 for the nine months ended August 31, 2012.

  Revenues for the nine months ended September 30, 2013 reached $8,230,031 compared to the nine months ended August 31, 2012 of $2,053,567.

  EBITDA reached $1,054,741 for the nine months ended September 30, 2013.

  EBITDA margin improved to 12.8% of revenues for the nine months ended September 31, 2013.

  Reported net income of $251,282 included items not involving cash for amortization of $59,703 and recognition of share based payments (Black Scholes option pricing model) in the amount of $743,756 which estimates the dilutive effect of incentive stock options granted during the period and vesting from the prior year.

  Business growth; product and market development progress; pre-sales strategic costs and; financial results are in line with management’s budgets and expectations.

  Average gross profit on sales rose to 36.3% for the nine months ended September 30, 2013.

  Cash on deposit at September 30, 2013 was $2,411,078.

  Working capital at September 30, 2013 remained healthy at $5,337,686.

  Net tangible assets grew to $5,867,697 at September 30, 2013 up from $4,036,440 at December 31, 2012.

  The Company remains unencumbered and free of interest-bearing debt commitments.

  Net tangible assets grew to $5,867,697 at September 30, 2013 up from $4,036,440 at December 31, 2012.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2013 the Company had cash on deposit in the amount of $2,411,078; accounts receivable of $1,263,845; HST receivable of $18,740; prepaid expenses of $75,484 and inventory of $1,842,940 compared to cash on deposit in the amount of $1,421,053; accounts receivable of $1,016,129; HST receivable of $39,649; prepaid expenses of $88,506 and inventory of $1,188,467 at December 31, 2012.

The working capital position of the Company at September 30, 2013 was $5,337,686 which includes $11,834 due to related parties compared to a working capital position of $3,470,762 which includes $12,247 due to related parties at December 31, 2012.

Net tangible assets grew to $5,867,697 at September 30, 2013 up from $4,036,440 at December 31, 2012. At September 30, 2013 the Company had no interest bearing long-term liabilities or debt.

Subsequent to September 30, 2013 the Company received CDN$640,455 in new equity capital from the exercise of warrants.

OUTLOOK

Kelso continues to grow as a reliable supplier of high-quality specialized railroad service equipment. Our priority is to continue to build the quality of our brand and business in railroad hazmat applications while seeking additional business growth markets for our products.

The key focus of our business model is to assess and develop innovation opportunities based on industry inputs; the design and qualification of new industrial products that address the demanding design criteria that our customers require; and the production and delivery of the best available service equipment possible for tank cars used in commercial hazmat and non-hazmat applications.

Under our business development plan implemented in 2010 Kelso reached the key milestone of profitability from operations during the four month period ended December 31, 2012. We have sustained this earnings trend for the first nine months ended September 30, 2013. Earnings growth is expected to continue as orders delivered or to be delivered in 2013 are currently approaching our $12,000,000 target for the year.

At the date of this report our assets remain unencumbered as we carry no interest-bearing debt. We are well financed and our working capital has risen to approximately $6,000,000. From these financial resources we continue to invest in new product development; independent lab testing and outside design engineering services; new patent applications; enhanced Tier 1 regulatory disclosure and listing strategies in Canada and the United States; more efficient accounting systems and controls; and pre-sales production capability for our KKM products

A new 40,000 square foot facility is scheduled to commence construction in early December 2013 and be completed in June 2014. Based on customer inputs and demand for products the new facility is custom designed to produce high volumes of our EPRV, KKM, bottom outlet valves and several new products that are being developed. The new facility is expected to be able to generate $50 million to $100 million in annual revenue once constructed.

Our strategic investments continue to improve our revenue performance, profit margins and the value of our Company. Although we have many challenges ahead we are extremely optimistic about the prospects of our future business opportunities. We anticipate consistent revenue growth as more new products come to market. Customer adoption of Kelso products is being fueled by their confidence that Kelso can reliably supply new technology solutions with proven economics and qualitative advantages over our competition.

About Kelso Technologies

Kelso is a railroad equipment supplier that produces and sells proprietary tank car service equipment used in the safe loading, unloading and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials.

For a more complete business and financial profile of the Company, the financials statements and management discussion and analysis can be viewed in their entirety on the Company's website at www.kelsotech.com or www.sedar.com.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that earnings growth is expected to continue as orders delivered or to be delivered in 2013 are currently approaching our $12,000,000 target for the year; key strategic investments continue to improve our revenue performance, profit margins and the value of our Company; and our new production facility is expected to be able to generate $50 million to $100 million in annual revenue once constructed. The Company's products involve detailed proprietary and engineering knowledge and specific customer adoption criteria, hence factors that could cause actual results to be materially different include that we may be unsuccessful in raising any additional capital needs that may arise; we may not have sufficient capital to develop, produce and deliver new orders; product development may face unexpected delays; orders that are placed may be cancelled; delivery of orders may be rescheduled; product may not perform as well as expected; markets may not develop as quickly as anticipated or at all; and operations may run into permit, labor or other problems. Further, we are reliant on certain key employees who may leave the Company and we may be unable to protect or defend our intellectual property. Investors are cautioned against placing undue reliance on forward-looking statements. We assume no responsibility to update these forward looking statements except to the extent required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Telephone: 250-764-3618	Telephone: 604-590-1525	7773 – 118A Street
Email: bond@kelsotech.com	Email: lee@kelsotech.com	North Delta, BC, V4C 6V1
www.kelsotech.com